File No. 82-34906
November 1, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Mizuho Financial Group, Inc. 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. ENGLISH LANGUAGE DOCUMENTS

1. English version of Press Release dated October 20, 2006, "Announcement Regarding Filing of Registration Statement on Form 20-F with the U.S. Securities and Exchange Commission" (Attached hereto as Exhibit A-1)

2. English version of Press Release dated September 15, 2006, "Signing of Memorandum of Understanding with the Ministry of Planning and Investment (Socialist Republic of Vietnam)" (Attached hereto as Exhibit A-2)

We have submitted the registration statement on Form 20-F (the "Registration Statement") to the Securities and Exchange Commission under the Exchange Act in connection with the listing of our American Depositary Shares on the New York Stock Exchange. The Registration Statement became effective on October 31, 2006, and, therefore, our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) ceased on that date.

If you have any questions or requests for additional information, please do not hesitate to contact Souichi Hosoi at 011-813-5224-2911 (telephone) or 011-813-5224-1075 (facsimile) or souichi.hosoi@mizuhofg.co.jp (E-Mail).

Very truly yours,

Mizuho Financial Group, Inc.

By Satoru Nishibori
Name: Satoru Nishibori
Title: Managing Director

Enclosures and attachment

Exhibit A-1

Translation For Reference Purposes Only

October 20, 2006

Mizuho Financial Group, Inc.

Announcement Regarding Filing of Registration Statement on Form 20-F with the U.S. Securities and Exchange Commission

We, Mizuho Financial Group, Inc., hereby announce that, with the aim of listing our securities on the New York Stock Exchange, Inc., we have filed a registration statement on Form 20-F with the U.S. Securities and Exchange Commission on October 19, 2006 (local time).

The planned listing is subject to appropriate regulatory authorization and other procedures. We will announce separately when the listing date is determined. Further, the planned listing will not be accompanied by an offering of new shares or any other form of capital raising.

END

(Attachment) Reference
Selected Financial Data from the Form 20-F Registration Statement

- Consolidated Balance Sheets as of March 31, 2005 and 2006 (U.S. GAAP)
- Consolidated Statements of Income for the Fiscal Years ended March 31, 2005 and 2006 (U.S. GAAP)
- Reverse Reconciliation as of or for the Fiscal Year ended March 31, 2006
- Business Segment Information for the Fiscal Years ended March 31, 2005 and 2006 (Japanese GAAP)

A copy of the Form 20-F Registration Statement can be obtained through EDGAR (Electronic Data Gathering, Analysis and Retrieval system) on the SEC's website at *http://www.sec.gov*.

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2005 AND 2006 (U.S. GAAP)

	2005	2006
	(in millions of yen)	
Assets:		
Cash and due from banks	¥ 5,682,532	¥ 3,459,672
Interest-bearing deposits in other banks	1,216,243	1,666,529
Call loans and funds sold	327,565	701,805
Receivables under resale agreements	5,006,183	5,979,643
Receivables under securities borrowing transactions	8,680,335	8,643,570
Trading account assets	13,075,546	12,392,154
Investments:		
Available-for-sale securities	33,494,227	36,192,849
Held-to-maturity securities	1,459,567	1,536,149
Other investments	1,065,556	1,111,799
Loans	65,569,336	68,710,961
Allowance for loan losses	(1,207,155)	(812,321)
Loans, net of allowance	64,362,181	67,898,640
Premises and equipment – net	841,632	839,894
Due from customers on acceptances	28,598	42,722
Accrued income	271,654	335,939
Goodwill	39,559	39,559
Deferred tax assets	1,175,199	996,533
Other assets	2,881,963	3,684,935
Total assets	¥ 139,608,540	¥ 145,522,392
Liabilities and shareholders' equity:		
Deposits:		
Domestic:		
Non-interest-bearing deposits	¥ 10,634,949	¥ 14,590,760
Interest-bearing deposits	65,869,308	60,909,963
Foreign:		
Non-interest-bearing deposits	292,435	341,137
Interest-bearing deposits	3,722,022	6,861,830
Debentures	7,785,391	6,586,504
Due to trust accounts	1,367,570	1,354,890
Call money and funds purchased	5,017,512	6,192,054
Payables under repurchase agreements	8,357,544	10,079,585
Payables under securities lending transactions	7,666,117	7,347,866
Commercial paper	2,475,024	965,995
Other short-term borrowings	5,189,051	6,293,099
Trading account liabilities	9,938,317	10,445,247
Bank acceptances outstanding	28,598	42,722
Income taxes payable	43,360	52,496
Deferred tax liabilities	27,059	22,737
Accrued expenses	236,771	246,777
Long-term debt	4,788,775	5,384,991
Other liabilities	3,097,462	3,161,739
Total liabilities	¥ 136,537,265	¥ 140,880,392
Commitments and contingencies		
Minority interest in consolidated subsidiaries	201,747	296,286
Shareholders' equity:		
Preferred stock	2,769,468	1,580,430
Common stock	3,105,754	3,547,726
Accumulated deficit	(3,642,945)	(2,647,768)
Accumulated other comprehensive income, net of tax	1,031,806	1,912,140
Less: Treasury stock, at cost	(394,555)	(46,814)
Total shareholders' equity	2,869,528	4,345,714
Total liabilities, minority interest and shareholders' equity	¥ 139,608,540	¥ 145,522,392

CONSOLIDATED STATEMENTS OF INCOME FOR THE FISCAL YEARS ENDED MARCH 31, 2005 AND 2006 (U.S. GAAP)

	2005	2006
	(in millions of yen)	
Interest and dividend income:		
Loans, including fees	¥ 1,110,909	¥ 1,127,798
Investments:		
Interest	215,749	359,408
Dividends	67,837	91,078
Trading account assets	73,348	61,288
Call loans and funds sold	5,006	9,753
Receivables under resale agreements and securities borrowing transactions	112,577	257,573
Deposits	30,002	51,009
Total interest and dividend income	1,615,428	1,957,907
Interest expense:		
Deposits	131,637	276,174
Debentures	68,669	48,208
Trading account liabilities	54,652	52,839
Call money and funds purchased	2,777	6,290
Payables under repurchase agreements and securities lending transactions	165,945	400,645
Other short-term borrowings	13,807	19,200
Long-term debt	141,086	141,539
Total interest expense	578,573	944,895
Net interest income	1,036,855	1,013,012
Provision (credit) for loan losses	55,035	(157,666)
Net interest income after provision (credit) for loan losses	981,820	1,170,678
Noninterest income:		
Fees and commissions	602,146	688,686
Foreign exchange gains (losses) – net	(306)	(110,674)
Trading account gains – net	190,013	20,342
Investment gains – net	471,854	143,482
Gains on disposal of premises and equipment	80,613	65,473
Other noninterest income	255,353	187,847
Total noninterest income	1,599,673	995,156
Noninterest expenses:		
Salaries and employee benefits	451,457	435,181
General and administrative expenses	462,104	455,653
Occupancy expenses	227,321	178,190
Fees and commission expenses	86,175	96,127
Provision (credit) for losses on off-balance-sheet instruments	(25,773)	34,023
Minority interest in consolidated subsidiaries	30,941	69,051
Other noninterest expenses	146,828	186,079
Total noninterest expenses	1,379,053	1,454,304
Income before income tax expense (benefit)	1,202,440	711,530
Income tax expense (benefit)	124,379	(374,142)
Net income	¥ 1,078,061	¥ 1,085,672
Earnings per common share:	(in yen)	
Basic net income per common share	94,616.09	93,778.71
Diluted net income per common share	70,005.52	82,748.82

Reverse Reconciliation as of or for the Fiscal Year ended March 31, 2006

(in billions of yen)

		Shareholders' equity	Net income
U.S. GAAP	1	¥4,345.7	¥1,085.7
Differences arising from different accounting for:			
1. Derivative financial instruments and hedging activities	2	357.8	243.7
2. Investments	3	400.9	138.5
3. Loans	4	86.4	10.1
4. Allowances for loan losses and off-balance-sheet instruments	5	46.4	(61.1)
5. Premises and equipment	6	(39.7)	2.0
6. Real estate sales and leasebacks	7	115.2	(20.4)
7. Land revaluation	8	176.1	(23.8)
8. Business combinations	9	(40.9)	0.9
9. Non-interest-earning deposits made under government-led restructuring program	10	81.5	(10.2)
10. Pension liabilities	11	398.8	(64.0)
11. Consolidation of variable interest entities	12	10.8	2.1
12. Deferred taxes	13	(1,177.2)	(642.8)
13. Other	14	43.2	(10.8)
Japanese GAAP	15	¥4,805.0	¥649.9

Business Segment Information for the Fiscal Years ended March 31, 2005 and 2006 (Japanese GAAP)

(in billions of yen)

2005

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group				
		MHCB							MHBK										
	Total	Total	Domestic (1)	International (2)	Trading and others (3)	MHSC (4)	Others (5)	Total	Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)	MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)	Others (13)	Total
Gross profits[3]																			
Net interest income (expense)	400.0	387.2	235.0	43.4	108.8	0.2	12.6	662.5	599.3	239.4	338.7	21.2	0.2	63.0	41.6	41.6	(0.0)	2.3	1,106.4
Net noninterest income	336.4	193.6	107.9	42.6	43.1	84.9	57.9	374.4	300.8	49.7	187.1	64.0	43.4	30.2	144.7	106.7	38.0	33.9	889.4
Total	736.4	580.8	342.9	86.0	151.9	85.1	70.5	1,036.9	900.1	289.1	525.8	85.2	43.6	93.2	186.3	148.3	38.0	36.2	1,995.8
General and administrative expenses	306.1	208.6	80.7	46.2	81.7	45.4	52.1	611.5	549.2	206.5	264.0	78.7	35.2	27.1	100.2	71.4	28.8	20.6	1,038.4
Others	(38.5)	—	—	—	—	—	(38.5)	(8.4)	—	—	—	—	—	(8.4)	(3.7)	—	(3.7)	5.7	(44.9)
Net business profits	391.8	372.2	262.2	39.8	70.2	39.7	(20.1)	417.0	350.9	82.6	261.8	6.5	8.4	57.7	82.4	76.9	5.5	21.3	912.5

(in billions of yen)

2006

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group				
		MHCB							MHBK										
	Total	Total	Domestic (1)	International (2)	Trading and others (3)	MHSC (4)	Others (5)	Total	Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)	MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)	Others (13)	Total
Gross profits[1]																			
Net interest income (expense)[2]	402.6	496.6	211.2	56.6	228.8	1.0	(95.0)	619.9	569.7	235.2	319.0	15.5	0.6	49.6	46.1	45.7	0.4	(6.0)	1,062.6
Net noninterest income (expenses)	334.9	154.4	107.5	55.4	(8.5)	117.7	62.8	417.2	313.3	47.3	233.2	32.8	72.5	31.4	162.6	120.6	42.0	26.5	941.2
Total	737.5	651.0	318.7	112.0	220.3	118.7	(32.2)	1,037.1	883.0	282.5	552.2	48.3	73.1	81.0	208.7	166.3	42.4	20.5	2,003.8
General and administrative expenses	334.1	215.8	82.0	51.7	82.1	55.2	63.1	583.0	517.3	201.4	253.7	62.2	40.0	25.7	110.4	77.9	32.5	13.8	1,041.3
Others	(36.9)	—	—	—	—	—	(36.9)	(7.8)	—	—	—	—	—	(7.8)	(1.2)	—	(1.2)	5.9	(40.0)
Net business profits	366.5	435.2	236.7	60.3	138.2	63.5	(132.2)	446.3	365.7	81.1	298.5	(13.9)	33.1	47.5	97.1	88.4	8.7	12.6	922.5

Notes:
The business segment information is derived from our internal management reporting system for the purpose of management to measure the performance of business segments. See "Item 5. Operating and Financial Review and ProspectBusiness Segments Analysis" of our Form 20-F filed with the U.S. Securities and Exchange Commission.

1. (5) Others, (10) Others, and (12) Others include elimination of transactions between companies within the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group, respectively. (13) Others include elimination of transactions between the Global Groups.
2. For the fiscal year ended March 31, 2006, dividends of ¥120.0 billion received by MHCB from its financial subsidiaries for corporate revitalization are included in net interest income of (3) Trading and others and subtracted from net interest income of (5) Others as a transaction within the Global Corporate Group.
3. Credit-related costs for trust accounts are excluded from gross profits.

Exhibit A-2

September 15, 2006

Mizuho Financial Group,Inc.

Signing of Memorandum of Understanding with the Ministry of Planning and Investment (Socialist Republic of Vietnam)

On September 14, 2006, Mizuho Financial Group (Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.) and the Ministry of Planning and Investment ("MPI") of the Socialist Republic of Vietnam signed a Memorandum of Understanding ("MOU") concerning support for Japanese companies that are establishing operations in Vietnam.

1. Framework of the MOU
   (1) Cooperation on seminars aimed at Japanese companies considering investment in Vietnam.
   (2) Support for direct investment projects undertaken in Vietnam by Japanese companies.
   (3) Sharing of information on projects in Vietnam.

2. Objective of the MOU
   (1) As the government agency in charge of approvals and advisory services relating to foreign investment in Vietnam, the MPI single-handedly oversees the investment application process and advisory/consultation related to investment in Vietnam, making MPI the key liaison agency to contact from companies considering investment in Vietnam.
   (2) The Mizuho Financial Group, in cooperation with MPI, has previously sponsored seminars and other events aimed at Japanese companies. In order to further enhance the support structure for Japanese companies wishing to establish operations in Vietnam, the Mizuho Financial Group and MPI have entered into this MOU. As part of the action plan under this MOU, Mizuho Financial Group will (i) be a supporting sponsor in the APEC Summit scheduled for November 2006 in Vietnam and (ii) proactively promote personnel interaction (including acceptance of trainees).
   (3) Vietnam is now the fifth country in Southeast Asia with which the Mizuho Financial Group has concluded such an MOU. The other countries are: Thailand (August 2002), Singapore (August 2005), Malaysia (February 2006), and Indonesia (August 2006).
   (4) Mizuho Financial Group hopes to enhance investment activities in both Japan and Vietnam through mutual cooperation with MPI, utilizing the strengths and advantages of both parties, including Mizuho's vast customer base and expansive office network, and MPI's expert advisory capabilities and excellent support in Vietnamese business matters.

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